UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ETRADE Australia Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company’s name into English (if applicable))

Australia
(Jurisdiction of Subject Company’s Incorporation or Organization)

Australia and New Zealand Banking Group Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

John Priestley
Company Secretary
Australia and New Zealand Banking Group Limited
Level 6
100 Queen Street
Melbourne, Victoria  3000 Australia
Telephone: (011) (613) 9273-6141

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone:  (011) (613) 9635-1500

On March 14, 2007
(Date Tender Offer is to Commence)

Part I—Information Sent to Security Holders

1.                  Home Jurisdiction Documents.

(a)   Not applicable.

(b)   Australia and New Zealand Banking Group Limited (“ANZ”) lodged a Bidder’s Statement for the ordinary shares of ETRADE Australia Limited with the Australian Securities and Investments Commission on March 2, 2007, which ANZ filed with the Securities and Exchange Commission on Form CB on March 7, 2007.

On March 14, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ Takeover Bid for E*TRADE Australia—Dispatch of Bidder’s Statement” (attached as Exhibit 2, as detailed in Part II below), which included the typeset version of the Bidder’s Statement and included certain dates relating to the offer.

2.                             Informational Legends.

Not applicable.

Part II—Information Not Required to be Sent to Security Holders

A list of ANZ announcements relating to the offer that were lodged with the Australian Stock Exchange up to the date immediately prior to the date the Bidder’s Statement was lodged with the Australian Securities and Investments Commission (March 2, 2007) was set out on the original Form CB that ANZ filed with the Securities and Exchange Commission on March 7, 2007.

On March 9, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ Takeover Bid for E*TRADE Australia—Condition Satisfied” (attached as Exhibit 1).

On March 14, 2007, ANZ lodged an announcement with the Australian Stock Exchange titled “ANZ Takeover Bid for E*TRADE Australia—Dispatch of Bidder’s Statement” (attached as Exhibit 2).

Part III—Consent to Service of Process

Concurrently with the filing of the original Form CB on March 7, 2007, ANZ filed an irrevocable consent and power of attorney on Form F-X.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSTRALIA AND NEW ZEALAND
BANKING GROUP LIMITED

By:
	Name:	/s/ John Priestley
	Title:	Company Secretary

Date: March 15, 2007

3

Media Release	Corporate Communications 100 Queen Street Melbourne Vic 3000 www.anz.com

For Release: 9 March 2007

ANZ Takeover Bid for E*TRADE Australia —
Condition Satisfied

ANZ today announced the condition of its takeover bid for E*TRADE Australia Limited set out in clause 5.1(c) (ii) of the Bidder’s Statement lodged on 2 March 2007, that E*TRADE Financial Corporation waive its right to terminate the Services and Licence Agreement with E*TRADE Australia without cause, has been satisfied.

A formal notice to this effect is attached.

For media enquiries contact:

Paul Edwards
Head of Corporate Communications
Tel: 0409-655 550
Email: paul.edwards@anz.com

NOTICE UNDER SECTION 630(4)

OF THE CORPORATIONS ACT 2001 (Cth)

TO:	ETRADE Australia Limited
AND TO:	ASX Limited

Takeover Bid by ANZ Online Holdings Pty Limited (ANZ Online) for ETRADE Australia Limited (E*TRADE)

ANZ Online GIVES NOTICE under section 630(4) of the Corporations Act 2001 (Cth) that on 9 March 2007 the condition set out in clause 5.1(c)(ii) of the offers to be made by ANZ Online pursuant to its takeover bid for all of the ordinary shares in E*TRADE was fulfilled. (This condition relates to E*TRADE Financial Corporation (formerly E*TRADE Group Inc) waiving its right to terminate the Service and License Agreement dated 1 January 2002 between E*TRADE Financial Corporation, ETRADE Australia Securities Limited and ETRADE Australia Limited without cause.) The offers are now free of that condition.

DATED 9 March 2007

ON BEHALF OF,
ANZ ONLINE HOLDINGS PTY LIMITED (ACN 124 093 625)

David Valentine
Director

Media Release	Corporate Communications 100 Queen Street Melbourne Vic 3000 www.anz.com

For Release: 14 March 2007

ANZ Takeover Bid for E*TRADE Australia —
Dispatch of Bidder’s Statement

ANZ today announced it has mailed its Bidder’s Statement to E*TRADE Australia shareholders.

Key dates for the offer contained in the Bidder’s Statement are:

Date of offer:	14 March 2007
Closing date of offer:	7.00pm (Melbourne time) on 18 April 2007, unless extended.

A copy of the Bidder’s Statement as sent to E*TRADE Australia shareholders is available from ANZ’s website www.anz.com.

For media enquiries contact:
Paul Edwards
Head of Corporate Communications
Tel: 0409-655 550
Email: paul.edwards@anz.com

CORPORATIONS ACT 2001 (Cth)
SECTION 633(1), ITEMS 7,8 and 9

NOTICE THAT TAKEOVER OFFERS

HAVE BEEN SENT TO SHAREHOLDERS

To:	ETRADE Australia Limited

Australian Securities and Investments Commission

ASX Limited

TAKE NOTICE that the bidder’s statement given to ETRADE Australia Limited (E*TRADE) by ANZ Online Holdings Pty Limited (ANZ Online) on 2 March 2007, containing an offer by ANZ Online for all of the ordinary shares in E*TRADE, has today been sent as required by item 6 of section 633(1) of the Corporations Act 2001 (Cth), together with the additional information required by ASIC class order 01/1543. The offer is dated 14 March 2007.

A copy of the bidder’s statement containing the offer as so sent is attached to this notice.

DATED 14 March 2007

Director
ANZ Online Holdings Pty Limited
(ACN 124 093 625)

ANZ Online Holdings Pty Limited ACN 124 093 625 a subsidiary of Australia and New Zealand Banking Group Limited ABN 11 005 357 522	Please return completed form to: Computershare Investor Services Pty Limited GPO Box 52 Melbourne Victoria 8060 Australia Enquiries (within Australia) 1300 301 126 (outside Australia) 61 2 9936 1977

000001 000	Securityholder Reference Number (SRN)
ANZ
MR JOHN SMITH 1 FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030
	I 1234567890	I N D
Use a black pen. Print in CAPITAL letters inside the grey areas	---------

Transfer and Acceptance Form - ANZ’s Offer for your E*TRADE Shares

This is an important document and requires your immediate attention. You should read the Bidder’s Statement which accompanies this Transfer and Acceptance Form. Capitalised terms used in this Transfer and Acceptance Form have the same meaning as in the Bidder’s Statement unless otherwise defined or the context indicates otherwise. If you are in doubt about how to deal with it, please consult your financial or other professional advisor.

Use this form to accept ANZ’s Offer for your E*TRADE Shares

Consideration
The consideration applicable under the terms of this Offer

What ANZ Online is offering to buy

ANZ Online is offering to buy all of your E*TRADE Shares on the terms set out in the attached Bidder’s Statement.

What you will receive if you accept the Offer
If you accept the Offer you will, subject to the satisfaction or waiver of the conditions of the Offer, receive $4.05 cash for each of your E*TRADE Shares.

No brokerage on acceptances

You will not pay brokerage if you accept the Offer.

Securityholder details
Subregister	Issuer/CHESS

Your holding in E*TRADE Shares as at 6 March 2007	123456789012

Cash consideration payable to you at A$4.05 per share	$000.00

To be completed by Securityholder

You will be deemed to have accepted the Offer in respect of all your E*TRADE Shares as at the time your acceptance is processed, if you sign and return the form.

If you hold your E*TRADE Shares in a CHESS holding (see “subregister” above), to accept the Offer you can either:

•      Instruct your Controlling Participant directly - normally your stockbroker

        or

•      Authorise ANZ Online to contact your Controlling Participant on your behalf, which you can do by signing and returning the form. By signing and returning the form you will be deemed to have authorised ANZ Online to contact your Controlling Participant directly via the CHESS system.

Contact details
Please provide your contact details in case we need to speak to you about this form.
Name of contact person	Contact Person’s daytime telephone number

Sign here - this section must be signed before we can process this form.

I/We accept the Offer made by ANZ Online in respect of the E*TRADE Shares that I/we hold and I/we agree to be bound by the terms and conditions of the Offer (including the instructions as to acceptance of the Offer on the back of this form) and transfer all of my/our E*TRADE Shares to ANZ Online for the above consideration.

Individual or Securityholder 1	Individual or Securityholder 2	Individual or Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary
The directors reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.
See back of form for completion guidelines
ETR_ T K O	1TKA C	<Broker PID>	033207_00M70B

How to complete this form

Acceptance of the takeover offer

Registration Details	Contact details
The E*TRADE Shares are currently registered in the name(s) printed on this form. Your consideration will be issued in the names as it appears on the E*TRADE Australia register.	Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a regarding this form.

If you have already sold all your E*TRADE Shares shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.	Signature(s) You must sign the form as follows in the space provided:

Consideration

The cash consideration payable under the Offer is A$4.05  per E*TRADE Share.

How to accept the Offer

If your E*TRADE Shares are held in an issuer sponsored holding, simply complete and return this form to the ANZ Online registry so that it is received by no later than 7.00pm Melbourne time on 18 April 2007, unless extended.

If your E*TRADE Shares are in a CHESS holding, you may contact your Controlling Participant directly (normally your stockbroker) with instructions to accept the offer. If you do this, you will need to sign and return this Transfer and Acceptance Form to your Controlling Participant. If you want ANZ Online to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to the ANZ Online registry so that it is received no later than 7.00pm Melbourne time on 18 April 2007 unless extended.

If you sign and return this Transfer and Acceptance Form to the registry either in respect of an issuer sponsored holding or so that contact may be made with your Controlling Participant on your behalf, you warrant to ANZ Online (and authorise ANZ Online to warrant on your behalf) that you have full legal and beneficial ownership of the E*TRADE Shares and that ANZ Online will acquire them free from all mortgages, charges, liens, encumbrances (whether legal or equitable), restrictions on transfer of any kind and free from any third party rights.

Neither ANZ Online or Computershare Investor Services Pty Limited (‘CIS’) will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance of the offer on your behalf before the Offer Period ends.

Joint holding: Power of Attorney Deceased Estate: Companies:

where the holding is in more than one name all of the securityholders must sign.

to sign under the Power of Attorney, you must have already lodged the Power of Attorney with the ANZ Online registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.

all executors must sign and a certified copy of Probate or Letters of Administration must accompany this form.

this form must be signed by either two Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Lodgement of Transfer and Acceptance Form

This Transfer and Acceptance Form must be received at the Melbourne office of CIS by no later than 7.00pm Melbourne time on 18 April 2007. Return this Transfer and Acceptance Form to:

Postal Address:	OR	Hand Delivery:
Computershare Investor Services Pty Limited		Computershare Investor Services Pty Limited
GPO Box 52		Yarra Falls
MELBOURNE VIC 8060		452 Johnston Street
ABBOTSFORD VIC 3067

Privacy Statement

Personal information is collected on this form by CIS, as registrar for securities issuers (“the issuer”), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning ANZ’s Offer please contact ANZ’s Offer Information Line on 1300 301 126.

For legal reasons, all calls to this number will be recorded.

Please note this form may not be used to change your address.

Please return the completed form in the envelope provided or to the address opposite:	Computershare Investor Services Pty Limited GPO Box 52 Melbourne Victoria 8060 Australia

RECOMMENDED CASH OFFER

by

ANZ Online Holdings Pty Limited
ACN 124 093 625

a wholly-owned subsidiary of

Australia and New Zealand Banking
Group Limited
ABN 11 005 357 522

to acquire all of your shares in

ETRADE Australia Limited
ABN 12 003 042 082

for

$4.05 CASH

per share

This is an important document and requires your immediate attention.  If you are in doubt as to how to deal with it please consult your financial or other professional adviser.

[inside front cover]

IMPORTANT INFORMATION

Bidder’s Statement

Important dates

Bidder’s Statement lodged with ASIC	2 March 2007

Offer opens (date of offer)	14 March 2007

Offer closes (unless extended)	7:00pm (Melbourne time) on 18 April 2007

This Bidder’s Statement is dated 2 March 2007.

This Bidder’s Statement is given by ANZ Online Holdings Pty Limited ACN 124 093 625 to ETRADE Australia Limited ABN 12 003 042 082 under Part 6.5 of the Corporations Act.  This Bidder’s Statement includes an Offer dated 14 March 2007 to acquire your E*TRADE Shares and also sets out certain disclosures required by the Corporations Act.

A copy of this Bidder’s Statement was lodged with the Australian Securities and Investments Commission (ASIC) on 2 March 2007.  ASIC takes no responsibility for the contents of this Bidder’s Statement.

A number of defined terms are used in this Bidder’s Statement.  These terms are defined in Part 8.

Investment decisions

This document does not take into account the investment objectives, financial situation or particular needs of any person.  Before deciding whether or not to accept the offer you may wish to seek independent financial and taxation advice.

Forward looking statements

This document contains forward looking statements. Forward looking statements are not based on historical facts, but are based on current expectations of future results or events. These forward looking statements are subject to risks, uncertainties and assumptions which could cause actual results or events to differ materially from the expectations described in such forward looking statements. While ANZ and ANZ Online believe that the expectations reflected in the forward looking statements in this document are reasonable, no assurance can be given that such expectations will prove to be correct.   Matters as yet not known to ANZ and ANZ Online or not currently considered material by ANZ or ANZ Online may cause actual results or events to be materially different from those expressed, implied or projected in any forward looking statements.  Any forward looking statement contained in this document is qualified by this cautionary statement.

Financial Adviser	Legal Adviser

CARNEGIE, WYLIE & COMPANY	BLAKE DAWSON WALDRON
L A W Y E R S

[ANZ Letterhead]

14 March 2007

Recommended Cash Offer For Your E*TRADE Shares

Dear E*TRADE Australia shareholder,

I am pleased to present you with this Offer to acquire all your shares in E*TRADE Australia for $4.05 per share.

The independent directors of E*TRADE Australia (Kerry Roxburgh, Brett Spork, Jim Dominguez and Ian Hunter) have said they will unanimously recommend that E*TRADE Australia shareholders accept the Offer, and that they intend to accept this Offer for their own holdings of E*TRADE Australia, in the absence of a superior proposal and subject to an independent expert concluding that the Offer is fair and reasonable.(1)

Benefits of the Offer

ANZ’s Offer provides very attractive value for your investment in E*TRADE Australia. The Offer represents:

•                                          a 25.5% premium to the three month volume weighted average price of E*TRADE Australia shares prior to the announcement of the Offer on 19 February 2007; and

•                                          a 39.4% premium to the three month volume weighted average price of E*TRADE Australia shares before recent press speculation of a possible takeover.(2)

ANZ is E*TRADE Australia’s largest shareholder with a 34.2% shareholding accumulated as part of a strategic alliance formed between ANZ and E*TRADE Australia in 1999.

ANZ believes that E*TRADE Australia’s business would benefit from additional management and operational expertise and support to consolidate and build on its recent growth.  ANZ can provide this.

How to accept the Offer

The Offer is scheduled to close at 7:00pm (Melbourne time) on 18 April 2007.

To accept this Offer please follow the instructions on the enclosed Transfer and Acceptance Form. If you have any questions in relation to the Offer, please contact ANZ’s Offer Information Line on

(1) ASX announcement by E*TRADE Australia of 19 February 2007

(2) “E*TRADE boss's unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14

1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday)(3), or visit ANZ’s website at www.anz.com.

I encourage you to consider this document carefully and accept ANZ’s Offer.

Yours faithfully

Brian Hartzer
Group Managing Director, Personal Division
Australia and New Zealand Banking Group Limited

(3) As required by the Corporations Act, all calls will be recorded, indexed and stored.

ii

CONTENTS

PART 1 – SUMMARY OF THE OFFER
PART 2 – WHY YOU SHOULD ACCEPT THE OFFER
PART 3 – FREQUENTLY ASKED QUESTIONS
PART 4 – THE OFFER TERMS
1.	THE OFFER
2.	OFFER PERIOD
3.	HOW TO ACCEPT THIS OFFER
4.	YOUR AGREEMENT RESULTING FROM ACCEPTANCE
5.	DEFEATING CONDITIONS
6.	PAYMENT OF CONSIDERATION
7.	OFFEREES
8.	VARIATION AND WITHDRAWAL OF OFFER
9.	GOVERNING LAW
PART 5 – INFORMATION ABOUT ANZ, ITS INTENTIONS CONCERNING E*TRADE AUSTRALIA AND ITS
SOURCES OF CASH CONSIDERATION
10.	IDENTITY OF ANZ
11.	REASONS FOR THE ACQUISITION
12.	ANZ’S INTENTIONS
13.	SOURCES OF CASH CONSIDERATION
PART 6 – AUSTRALIAN TAX CONSIDERATIONS
14.	TAXATION CONSIDERATIONS
PART 7 – ADDITIONAL INFORMATION
15.	INFORMATION ON SECURITIES IN E*TRADE AUSTRALIA
16.	OTHER MATERIAL INFORMATION
17.	OTHER MATTERS
PART 8 – DEFINITIONS AND INTERPRETATION
18.	DEFINITIONS
19.	INTERPRETATION

PART 1 – SUMMARY OF THE OFFER

The Offer	ANZ Online offers to acquire all of your E*TRADE Shares for $4.05 cash per share.

Payment Terms

If you accept the Offer, ANZ Online will pay you $4.05 cash for each of your E*TRADE Shares by the earlier of:

•       one month after the day both of the following apply:

•    you have validly accepted the Offer; and

•    the Offer has become unconditional;

•       21 days after the end of the Offer Period, provided that the Offer has become unconditional.

Closing date	Unless withdrawn or extended the Offer is open until 7:00pm Melbourne time on 18 April 2007.

Conditions	The Offer is subject to the conditions set out in clause 5.1 of this Bidder’s Statement.

How to accept	CHESS Holdings

Instruct your Controlling Participant (usually your broker) to accept the Offer for you or you may complete, sign and return the Transfer and Acceptance Form.

Issuer Sponsored Holdings and other holdings

Complete, sign and return the Transfer and Acceptance Form.

No brokerage	You will not pay any brokerage on accepting the Offer.

Further information	Please call 1300 301 126 within Australia (or +61 2 9936 1977 outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday)(4) or visit ANZ’s website at www.anz.com.

(4) As required by the Corporations Act, all calls will be recorded, indexed and stored.

PART 2 – WHY YOU SHOULD ACCEPT THE OFFER

1	UNANIMOUS RECOMMENDATION BY E*TRADE INDEPENDENT DIRECTORS	☒

2	YOU WILL RECEIVE A SIGNIFICANT PREMIUM FOR YOUR E*TRADE SHARES OVER THE PRE-ANNOUNCEMENT SHARE PRICE	☒

3	YOU WILL RECEIVE SUBSTANTIAL VALUE FOR YOUR E*TRADE SHARES	☒

4	E*TRADE AUSTRALIA WOULD BENEFIT FROM ADDITIONAL MANAGEMENT AND OPERATIONAL SUPPORT FOR FUTURE GROWTH	☒

5	IN THE ABSENCE OF ANZ’s OFFER, THE E*TRADE SHARE PRICE IS LIKELY TO FALL	☒

6	YOU WILL NOT INCUR ANY BROKERAGE BY ACCEPTING THE OFFER	☒

1)                                     UNANIMOUS RECOMMENDATION BY E*TRADE INDEPENDENT DIRECTORS

A committee of independent directors of E*TRADE Australia(5) unanimously recommend that you accept the Offer in the absence of a superior proposal and subject to an independent expert concluding that the offer is fair and reasonable.

Each of these independent directors has said that he intends to accept this Offer for his own holdings of E*TRADE Shares on that basis.(6)

On 19 February 2007, E*TRADE Australia’s Chairman, Mr Kerry Roxburgh said:

“Given the offer’s premium to E*TRADE Australia’s share price and particularly relative to historic share prices, it is a compelling offer. The committee of independent directors have concluded it is in the best interests of all shareholders and are pleased for shareholders to consider it.”

(5) The committee of independent directors of E*TRADE Australia comprises Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork.  The committee excludes John Harries and Geoff Cohen who were nominated to the E*TRADE Australia board by ANZ and are executives of ANZ, and Jarrett Lilien who was nominated by E*TRADE Financial Corporation.

(6) E*TRADE Australia’s announcement to ASX dated 19 February 2007.

“Based on the great success we have already realised from our alliance, the integration of E*TRADE Australia and ANZ is a logical next step.”(7)

2)                                     YOU WILL RECEIVE A SIGNIFICANT PREMIUM FOR YOUR E*TRADE SHARES OVER THE PRE-ANNOUNCEMENT SHARE PRICE

The $4.05 Offer price is well above where E*TRADE Shares have traded over the three years prior to the announcement of ANZ’s Offer.(8)

E*TRADE Australia Three Year Share Price History Prior to Announcement

(7) E*TRADE Australia’s announcement to ASX dated 19 February 2007.

(8) The Offer was announced on 19 February 2007.

(9) Street Talk, Australian Financial Review, 2 November 2006, page 28.

(10) “E*TRADE boss’s unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14.

The $4.05 Offer price also represents a significant premium to the prices at which E*TRADE Shares have traded over the six months prior to the Offer announcement, notwithstanding that E*TRADE Shares have appreciated 63.0% during this time:

•                                          43.2% premium to the six month VWAP prior to announcement(11) (54.6% premium to the six month VWAP prior to speculation(12));

•                                          25.5% premium to the three month VWAP prior to announcement (39.4% premium to the three month VWAP prior to speculation); and

•                                          17.0% premium to the one month VWAP prior to announcement (30.2% premium to the one month VWAP prior to speculation).

Significant Offer Premium (11), (12)

(11) Pre-announcement VWAP calculated up until 16 February 2007, the last trading day prior to announcement on 19 February 2007.

(12) Pre-speculation VWAP calculated up until 15 January 2007, the last trading day prior to press takeover speculation as reported in “E*TRADE boss’s unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14.

3)                                     YOU WILL RECEIVE SUBSTANTIAL VALUE FOR YOUR E*TRADE SHARES

The $4.05 Offer represents a significant Price/Earnings (P/E) multiple of E*TRADE Australia’s earnings:

•                                          17.0x E*TRADE Australia’s Basic Earnings Per Share (EPS) for the 12 months ended 31 December 2006, excluding non-recurring items;(13) and

•                                          24.5x E*TRADE Australia’s EPS for the 12 months ended 31 December 2006, excluding non-recurring items and normalised to allow for the corporate tax rate.(14)

The relative P/E multiples implied by ANZ’s Offer of $4.05 per share illustrate that shareholders will receive full value for their investment in E*TRADE Australia.(15)  This is further emphasised when an adjustment is made to take account of the full corporate tax rate to which E*TRADE Australia is likely to be subject once tax losses have been fully utilised.

Relative P/E Multiples (13)(14)(15)

(13) Non-recurring items comprises a $3.6 million income tax benefit and $2.2 million of non-recurring costs for the six months ended 31 December 2006.

(14) E*TRADE Australia did not record any income tax expense for the year ended June 2006 due to accumulated tax losses. At 31 December 2006, E*TRADE Australia held a recognised deferred tax asset (DTA) of $3.8 million in respect of carry forward tax losses and net temporary differences.  To the extent DTA on tax losses are utilised in the second half of financial year 2007, that amount will be reduced in the full year ending 30 June 2007. The tax normalised 2006 P/E multiple is based on E*TRADE Australia’s net profit before tax (pre associates, amortisation and non-recurring items) for the 12 months ended 31 December 2006 of $24.2 million, taxed at 30%, plus associates (post tax) of $1.0 million, resulting in a tax normalised EPS of $0.17.

(15) P/E multiples based on share prices as at 16 February 2007. E*TRADE Financial Corporation EPS from 2006 annual report.  S&P/ASX 300 Index P/E multiple is based on the average of broker analyst aggregate index company earnings estimates that could be identified around the time of the announcement, and have been calendarised to 31 December 2006 year end.  Two broker analyst estimates have been used in the sample (dated 16 February 2007 and 19 February 2007 respectively), both of which infer P/E multiples of 16.0x.

4)                                     E*TRADE AUSTRALIA WOULD BENEFIT FROM ADDITIONAL MANAGEMENT AND OPERATIONAL SUPPORT FOR FUTURE GROWTH

ANZ believes E*TRADE Australia’s business would benefit from additional management and operational expertise and support to consolidate and build on its recent growth.  ANZ can provide this, particularly given its transaction processing expertise.

5)                                     IN THE ABSENCE OF ANZ’S OFFER, THE E*TRADE SHARE PRICE IS LIKELY TO FALL

E*TRADE Australia’s share price has increased materially in the period immediately prior to the announcement of ANZ’s Offer:

•                  More than 60% in the preceding six months; and

•                  10.8% from the date prior to speculation about a possible takeover of E*TRADE Australia reported in the press on 16 January 2007.(16)

Following the announcement of ANZ’s Offer, E*TRADE Shares have traded above the $4.05 Offer price.

E*TRADE Australia One Year Share Price History

(16) “E*TRADE boss’s unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14.

(17) Street Talk, Australian Financial Review, 2 November 2006, page 28.

If ANZ’s Offer does not proceed, and no other offers are made for E*TRADE Shares, you will continue to own your E*TRADE Shares and, in ANZ’s view, it is likely that the trading price of E*TRADE Shares will fall.

ANZ currently holds a 34.2% shareholding in E*TRADE Australia and has strong links with E*TRADE Australia through customer relationships and its existing support for E*TRADE Australia’s margin lending and cash management operations.  No other party can acquire 100% of E*TRADE Australia without ANZ’s support.

6)                                     YOU WILL NOT INCUR ANY BROKERAGE BY ACCEPTING THE OFFER

E*TRADE Shareholders will not pay any brokerage charges (or GST on such brokerage charges) on accepting the Offer.

PART 3 – FREQUENTLY ASKED QUESTIONS

This section answers some commonly asked questions about the Offer. It is not intended to address all relevant issues for E*TRADE Australia shareholders. This section should be read together with all other parts of this Bidder’s Statement.

Question	Answer

What is the Bidder’s Statement?

The Bidder’s Statement was prepared by ANZ Online for distribution to E*TRADE Australia shareholders. It sets out the terms of ANZ’s Offer and information relating to ANZ’s Offer and the consideration you will receive.

The Bidder’s Statement is an important document. If you are in any doubt as to how to deal with this document, you should consult your broker or your legal, financial or other professional adviser as soon as possible.

Who is the Bidder?	The Bidder is ANZ Online Holdings Pty Limited, a wholly-owned subsidiary of ANZ.

Who is ANZ?

ANZ is one of four major Australian-based banking groups, and is headquartered in Melbourne.  ANZ conducts its operations primarily in Australia and New Zealand.  ANZ also operates across the Asian and Pacific regions, and in a number of other countries including the United Kingdom and the United States.

ANZ is E*TRADE Australia’s largest shareholder with a 34.2% shareholding accumulated as part of a strategic alliance formed between ANZ and E*TRADE Australia in 1999.

What is ANZ’s Offer for my E*TRADE Shares?	ANZ Online is offering $4.05 cash per share for all of your E*TRADE Shares.

What choices do I have as an E*TRADE Australia shareholder?

You have the following choices in respect of your E*TRADE Shares:

•      accept ANZ’s Offer of $4.05 per share; or

•      sell your shares on ASX (unless you have previously accepted ANZ’s Offer for your shares); or

•      do nothing.

Question	Answer

What are the committee of independent directors of E*TRADE Australia recommending?

The committee of independent directors of E*TRADE Australia recommends that you accept the Offer, in the absence of a superior proposal and subject to an independent expert concluding that ANZ’s Offer is fair and reasonable.  The committee of independent directors comprises Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork.

Each of these directors has said that he intends to accept the Offer in respect of his E*TRADE Shares, in the absence of a superior proposal and subject to an independent expert concluding that ANZ’s Offer is fair and reasonable.

Why is an independent expert’s report required?

An independent expert’s report is required where a bidder is entitled to not less than 30% of the target company’s voting shares.

Due to ANZ’s existing 34.2% holding in E*TRADE Australia, an independent expert’s report must accompany E*TRADE Australia’s target’s statement.

When will E*TRADE Australia shareholders receive the independent expert’s report?

The independent expert’s report will accompany the target’s statement and be mailed to all E*TRADE Australia shareholders.  ANZ expects that you will receive the target’s statement within approximately two weeks after you receive this Offer.

How do I accept the Offer?	Details of how to accept the Offer are set out in clause 3 of the Bidder’s Statement.

Can I accept the Offer for part of my shareholding?	No. You cannot accept for part of your shareholding. You may only accept the Offer for all of your E*TRADE Shares.

When does the Offer close?	The Offer is scheduled to close at 7.00pm (Melbourne time) on 18 April 2007, unless extended. See clause 8 for details of the circumstances in which the Offer Period can be extended.

Will I pay brokerage if I accept the Offer?	No. However, you may incur brokerage costs and GST on those costs if you choose to sell your E*TRADE Shares on ASX.

Can I withdraw my acceptance?	Under the terms of the Offer, you cannot withdraw your acceptance unless a withdrawal right arises

Question	Answer

under the Corporations Act.

Such a withdrawal right will arise if, after you have accepted the Offer, ANZ Online varies the Offer in a way that postpones, for more than one month, the time when ANZ Online has to meet its obligations under the Offer, and the Offer is still conditional at that time.

When will I be paid if I accept the Offer?

If you accept the Offer, you will be paid your consideration on the earlier of:

•      one month after the later of the date you accept the Offer or the date that the Offer becomes or is declared unconditional; or

•      21 days after the end of the Offer Period, provided that the Offer has become unconditional.

However, there are certain exceptions to the above timetable for payment. See clause 6 of the Bidder’s Statement for further information.

What are the conditions to the Offer?	A full list of conditions is set out in clause 5 of the Bidder’s Statement.

What happens if the conditions of the Offer are not satisfied or waived?

If the conditions of the Offer are not satisfied or waived before the Offer closes, the Offer will lapse.

ANZ Online will make an announcement to ASX if the conditions of the Offer are satisfied or waived during the Offer Period.

Question	Answer

What happens if I do not accept the Offer?

Subject to what is stated below, you will remain the holder of your E*TRADE Shares if you do not accept the Offer.

If ANZ Online (and its associates) acquire 90% of E*TRADE Shares and the other conditions of the Offer are satisfied or waived, it intends to compulsorily acquire your E*TRADE Shares under the compulsory acquisition provisions of the Corporations Act.

Under compulsory acquisition, you will be provided the Offer consideration of $4.05 cash per E*TRADE Share at the conclusion of this process. You will receive the Offer consideration sooner if you accept the Offer during the Offer period.

Will E*TRADE Australia remain listed on ASX?

If ANZ Online (and its associates) acquire 90% or more of E*TRADE Shares before or at the end of the Offer Period and the other conditions of ANZ’s Offer are satisfied or waived, it intends to proceed to compulsory acquisition of the remaining E*TRADE Shares under the Corporations Act. E*TRADE Shares will then be removed from quotation on ASX and E*TRADE Australia will cease to be listed on ASX.

What are the tax implications of accepting the Offer?

A general outline of the tax implications of accepting the Offer for Australian resident E*TRADE Australia shareholders is set out in Part 6 of this Bidder’s Statement.

As the outline is a general guide only, shareholders are encouraged to seek their own specific professional advice as to the taxation implications applicable to their circumstances.

Is there a number that I can call if I have further queries in relation to the Offer?

You can call ANZ’s Offer Information Line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between 9:00am and 5:00pm (Melbourne time), Monday to Friday.

As required by the Corporations Act, all calls to ANZ’s Offer Information Line will be recorded.

PART 4 – THE OFFER TERMS

1.                                       THE OFFER

ANZ Online offers to acquire all of your E*TRADE Shares for $4.05 cash per share, on the terms set out in this Offer.

2.                                       OFFER PERIOD

Unless withdrawn or extended under clause 8, this Offer is open during the period that begins on the date of this Offer and ends at 7:00pm Melbourne time on 18 April 2007.

If, within the last seven days of the Offer Period:

(a)                                  ANZ Online varies the Offers to improve the consideration offered;

(b)                                 the consideration is taken to be increased under section 651A(2) of the Corporations Act because ANZ Online purchases E*TRADE Shares outside the Takeover Bid for a cash price higher than the consideration offered; or

(c)                                  ANZ Online’s voting power in E*TRADE Australia increases to more than 50%,

section 624(2) of the Corporations Act will apply to extend the Offer Period so that it ends 14 days after that event.

3.                                       HOW TO ACCEPT THIS OFFER

3.1                                 Offer for all your E*TRADE Shares

You may only accept this Offer for all your E*TRADE Shares.

3.2                                CHESS Holdings

If your E*TRADE Shares are in a CHESS Holding you must either:

(a)                                  instruct your Controlling Participant (usually your broker) to initiate acceptance on your behalf under rule 14.14 of the ASTC Settlement Rules, so as to be effective before the end of the Offer Period; or

(b)                                 complete and sign the Transfer and Acceptance Form in accordance with the instructions on it and return the Transfer and Acceptance Form together with all other documents required by the instructions on it to the address specified on the form.  This will authorise ANZ Online to instruct your Controlling Participant (usually your broker) to initiate acceptance of this Offer on your behalf.  For return of the Transfer and Acceptance Form to be an effective acceptance of the Offer, you must ensure it is received by ANZ Online in time for ANZ Online to give instructions to your Controlling Participant, and your Controlling Participant to carry out those instructions, before the end of the Offer Period.

If you are a Participant, you must initiate acceptance of this Offer under rule 14.14 of the ASTC Settlement Rules, so as to be effective before the end of the Offer Period.

3.3                                Issuer Sponsored Holdings and other holdings

If your E*TRADE Shares are held on E*TRADE Australia’s issuer sponsored subregister, or if at the time of your acceptance you are entitled to be registered as the holder, or are otherwise able to give good title, to accept this Offer you must:

(a)                                  complete and sign the Transfer and Acceptance Form in accordance with the instructions on it; and

(b)                                 return the Transfer and Acceptance Form together with all other documents required by the instructions on it to the address specified on the form so that they are received before the end of the Offer Period.

3.4                                 Foreign Laws

This Offer is not registered in any jurisdiction outside Australia (unless an applicable Foreign Law treats it as registered as a result of the Bidder’s Statement being lodged with ASIC).  It is your sole responsibility to satisfy yourself that you are permitted by any Foreign Law applicable to you to accept this Offer.

4.                                       YOUR AGREEMENT RESULTING FROM ACCEPTANCE

4.1                                Effect of Transfer and Acceptance Form

By signing and returning the Transfer and Acceptance Form in accordance with clause 3, you:

(a)                                  authorise ANZ Online and each of its officers and agents to correct any errors in, or omissions from, the Transfer and Acceptance Form necessary to:

(i)            make it an effective acceptance of this Offer for your E*TRADE Shares which are not in a CHESS Holding; and

(ii)           enable the transfer of your E*TRADE Shares to ANZ Online; and

(b)                                 if any of your E*TRADE Shares are in a CHESS Holding, authorise ANZ Online to:

(i)            instruct your Controlling Participant to effect your acceptance of this Offer for those E*TRADE Shares under rule 14.14 of the ASTC Settlement Rules; and

(ii)           give to your Controlling Participant on your behalf any other instructions in relation to those E*TRADE Shares which are contemplated by the sponsorship agreement between you and your Controlling Participant and are necessary or appropriate to facilitate your acceptance of this Offer.

4.2                                 Your agreement

By signing and returning the Transfer and Acceptance Form or initiating or causing acceptance of this Offer under the ASTC Settlement Rules in accordance with clause 3:

(a)                                  you accept this Offer in respect of all of your E*TRADE Shares registered as held by you at the date your acceptance is processed (despite any difference between that number and the number of E*TRADE Shares specified in the Transfer and Acceptance Form);

(b)                                 you represent and warrant to ANZ Online that all your E*TRADE Shares will at the time of your acceptance of this Offer and of transfer to ANZ Online be fully paid up and that ANZ Online will acquire good title to and beneficial ownership of them free from Encumbrances;

(c)                                  you transfer, or consent to the transfer in accordance with the ASTC Settlement Rules of, your E*TRADE Shares to ANZ Online subject to the conditions of the constitution of E*TRADE Australia on which they were held immediately before your acceptance of this Offer (and ANZ Online agrees to take those E*TRADE Shares subject to those conditions);

(d)                                 if and when the contract resulting from your acceptance of this Offer becomes unconditional, you irrevocably appoint ANZ Online and each director of, and any nominee of, ANZ Online as your attorney to:

(i)            attend and vote in respect of your E*TRADE Shares at all general meetings of E*TRADE Australia; and

(ii)           execute all forms, notices, documents (including a document appointing a director of ANZ Online as a proxy for any of your E*TRADE Shares) and resolutions relating to your E*TRADE Shares and generally to exercise all powers and rights which you have as the registered holder of your E*TRADE Shares;

(e)                                  you agree that in exercising the powers conferred by the power of attorney in clause 4.2(d), ANZ Online and each of its directors and its nominee is entitled to act in the interests of ANZ Online;

(f)                                    you agree not to attend or vote in person at any general meeting of E*TRADE Australia or to exercise, or to purport to exercise, (in person, by proxy or otherwise) any of the powers conferred on the directors of ANZ Online by clause 4.2(d);

(g)                                 if and when the contract resulting from your acceptance of this Offer becomes unconditional (even though ANZ Online has not yet paid or provided the consideration due to you), you authorise ANZ Online to transmit a message to ASTC in accordance with rule 14.17.1 of the ASTC Settlement Rules so as to enter those of your E*TRADE Shares which are in a CHESS Holding into ANZ Online’s Takeover Transferee Holding; and

(h)                                 you agree to indemnify ANZ Online (and each of its directors, officers and agents) in respect of any claim or action against it or any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number (or HIN) or Securityholder Reference Number (or SRN) or in consequence of the transfer of your E*TRADE Shares being registered by ANZ Online without production of your Holder Identification Number or Securityholder Reference Number.

4.3                                Powers of attorney

If the Transfer and Acceptance Form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power and is empowered to delegate powers under the power of attorney under clause 4.1 and paragraphs (d) and (g) of clause 4.2.

4.4                                Validation of otherwise ineffective acceptances

Except for E*TRADE Shares in a CHESS Holding, ANZ Online may treat the receipt by it of a signed Transfer and Acceptance Form as a valid acceptance of this Offer even though it does not receive the other documents required by the instructions on the Transfer and Acceptance Form or there is not compliance with any one or more of the other requirements for acceptance.  If ANZ Online does treat such a Transfer and Acceptance Form as valid, subject to clause 6, ANZ Online will not be obliged to give the consideration to you until ANZ Online receives all those documents and all of the requirements for acceptance referred to in clause 3.3 and in the Transfer and Acceptance Form have been met.

5.                                       DEFEATING CONDITIONS

5.1                                Defeating Conditions of this Offer

This Offer and the contract resulting from acceptance of this Offer are subject to the fulfilment of the following Defeating Conditions:

(a)                                  Minimum acceptance condition

During, or at the end of, the Offer Period, the number of E*TRADE Shares in which ANZ Online and its associates together have relevant interests (disregarding any relevant interest that ANZ Online has merely because of the operation of section 608(3) of the Corporations Act) is at least 90% of all the E*TRADE Shares (even if that number later becomes less than 90% of all the E*TRADE Shares as a result of the issue of further E*TRADE Shares).

(b)                                 No action by Public Authority adversely affecting ANZ’s Offer

During the period from and including the Announcement Date to the end of the Offer Period:

(i)                                     there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii)                                  no action or investigation is instituted, or threatened by any Public Authority; and

(iii)                               no application is made to any Public Authority (other than an application by ANZ Online or any company within the ANZ Group),

in consequence of, or in connection with, the Offer, which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or may otherwise materially adversely impact upon, the making of the Offer, the acquisition of E*TRADE Shares under the Offer or the rights of ANZ Online in respect of E*TRADE Australia and the E*TRADE Shares to be acquired under the Offer or otherwise, or seeks to require the divestiture by ANZ Online (or ANZ) of any E*TRADE Shares, or the divestiture of any assets by a member of the E*TRADE Australia Group or the ANZ Group.

(c)                                  E*TRADE Licence

Before the end of the Offer Period, E*TRADE Financial Corporation (formerly, E*TRADE Group Inc.):

(i)                                     does not exercise or give notice that it intends to exercise its right to terminate the E*TRADE Licence without cause; and

(ii)                                  provides to each of ETRADE Australia Securities Limited and E*TRADE Australia an enforceable and irrevocable waiver of its right to terminate the E*TRADE Licence without cause which is conditional only on:

(A)                              each of ETRADE Australia Securities Limited and E*TRADE Australia providing a reciprocal waiver of their right to terminate the E*TRADE Licence without cause (including subject to the condition referred to in sub-subparagraph (B) below); and

(B)                                the Offer becoming unconditional.

(d)                                 No material adverse change

During the period from and including the Announcement Date to the end of the Offer Period:

(i)                                     there is no occurrence or matter, including (without limitation):

(A)                              any change in the status or terms of arrangements entered into with E*TRADE Australia or any of its subsidiaries or the status or terms of any licences, authorities, consents, approvals, orders, waivers, relief, rulings and decisions which are applicable to E*TRADE Australia or any of its subsidiaries (whether or not wholly or partly attributable to the making of the Offer, and/or the acquisition of E*TRADE Shares under the Offer);

(B)                                any liability for duty or tax;

(C)                                any liability resulting from a change of control of E*TRADE Australia; and

(D)                               any change in the law (whether retrospective or not),

that is not apparent from information available to ANZ as at the Announcement Date and that (individually or together with others) has or could reasonably be expected to have a materially adverse effect on the assets, liabilities, financial or trading position, profitability or prospects of E*TRADE Australia and its subsidiaries taken as a whole; and

(ii)                                  no occurrence or matter of the type referred to in clause 5.1(d)(i), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

An occurrence or matter that has or could reasonably be expected to have the effect of reducing:

(1)                                  the consolidated net profit after tax of the E*TRADE Australia Group on an on-going basis by more than $2.0 million; or

(2)                                the consolidated net assets of the E*TRADE Australia Group by $10 million or more,

is deemed to be an occurrence or matter of the type referred to in clause 5.1(d)(i).

(e)                                  No material transactions, acquisitions or disposals

During the period from and including the Announcement Date to the end of the Offer Period, none of E*TRADE Australia, or any subsidiary of E*TRADE Australia:

(i)            acquires, offers to acquire or agrees to acquire one or more companies or assets (or an interest in one or more companies or assets) for an amount in aggregate greater than $8.0 million;

(ii)           disposes, offers to dispose or agrees to dispose of one or more assets (or an interest in one or more assets) for an amount in aggregate greater than $8.0 million;

(iii)          enters into or offers to enter into any joint venture, asset or profit sharing, partnership, merger of businesses (including through a dual listed companies structure) or of corporate entities, involving a commitment or value of greater than $4.0 million;

(iv)          incurs, commits to or brings forward the time for incurring, or grants to another person a right the exercise of which would involve E*TRADE Australia or any subsidiary of E*TRADE Australia incurring or committing to, any capital expenditure or liability, or foregoes any revenue for one or more related items or amounts of greater than $4.0 million;

(v)           gives or agrees to give any mortgage, charge, pledge, lien or other encumbrance or right over any of its assets, otherwise than in the ordinary course of business;

(vi)          declares, or distributes any dividend, bonus or other share of its profits or assets;

(vii)         enters or agrees to enter into any contract of service for the appointment of, or varies or agrees to vary any existing contract of service with, any director, executive or manager (including any replacement chief executive officer), or pays or agrees to pay any retirement benefit or allowance to any director, manager or other employee, or makes or agrees to make any substantial change in the basis or amount of remuneration of any director, manager or other employee (except as required by law or provided under any superannuation, provident or retirement scheme as in effect on the Announcement Date).  Nothing in this paragraph prevents E*TRADE Australia or any subsidiary of E*TRADE Australia from increasing the remuneration of its employees with effect from 1 July 2007 in the ordinary course of its business;

(viii)        conducts its business otherwise than in the ordinary course;

(ix)           has threatened or commenced against it any material claims or proceedings in any court or tribunal (including a petition for winding up or an application for appointment of a receiver or receiver and manager); or

(x)            discloses (without having disclosed to ASX prior to the Announcement Date) the existence of any matter described in subparagraphs 5.1(e)(i) to (ix) above, or announces an intention or proposal to do anything described in subparagraphs 5.1(e)(i) to (ix).

(f)                                    No prescribed occurrences

(i)            None of the following events happens during the period beginning on the date that this Bidder’s Statement is given to E*TRADE Australia and ending at the end of the Offer Period:

(A)                              E*TRADE Australia converts all or any of its shares into a larger or smaller number of shares;

(B)                                E*TRADE Australia or a subsidiary of E*TRADE Australia resolves to reduce its share capital in any way;

(C)                                E*TRADE Australia or a subsidiary of E*TRADE Australia:

(I)                                 enters into a buy-back agreement; or

(II)                             resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(D)          E*TRADE Australia or a subsidiary of E*TRADE Australia issues shares or grants an option over its shares, or agrees to make such an issue or grant such an option (other than an issue of shares by E*TRADE Australia made in accordance with an agreement entered into by E*TRADE Australia the details of which were announced to ASX before the Announcement Date);

(E)           E*TRADE Australia or a subsidiary of E*TRADE Australia issues, or agrees to issue, convertible notes;

(F)           E*TRADE Australia or a subsidiary of E*TRADE Australia disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(G)           E*TRADE Australia or a subsidiary of E*TRADE Australia charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(H)          E*TRADE Australia or a subsidiary of E*TRADE Australia resolves to be wound up;

(I)            a liquidator or provisional liquidator of E*TRADE Australia or of a subsidiary of E*TRADE Australia is appointed;

(J)            a court makes an order for the winding up of E*TRADE Australia or of a subsidiary of E*TRADE Australia;

(K)          an administrator of E*TRADE Australia, or of a subsidiary of E*TRADE Australia, is appointed under section 436A, 436B or 436C of the Corporations Act;

(L)           E*TRADE Australia or a subsidiary of E*TRADE Australia executes a deed of company arrangement; or

(M)         a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of E*TRADE Australia or of a subsidiary of E*TRADE Australia.

(ii)                                  None of the events listed in sub-subparagraphs (A) to (M) of subparagraph 5.1(f)(i) happens during the period beginning on the Announcement Date and ending at the end of the day before the Bidder’s Statement is given to E*TRADE Australia.

(g)                                 S&P/ASX 200 Industrials (Sector) Index

During the period from and including the Announcement Date to the end of the Offer Period, the S&P/ASX 200 Industrials (Sector) Index does not close below 5,855 on any three or more consecutive trading days.

5.2                                Separate Defeating Conditions for benefit of ANZ Online

Each of the Defeating Conditions set out in each paragraph, subparagraph and sub-subparagraph of clause 5.1:

(a)                                  is and must be construed as a separate Defeating Condition; and

(b)                                 subject to the Corporations Act, operates only for the benefit of ANZ Online and any breach or non-fulfilment of such condition may be relied upon only by ANZ Online which may waive (generally or in respect of a particular event) the breach or non-fulfilment of that condition.

5.3                                Nature of Defeating Conditions

None of the Defeating Conditions prevents a contract to sell your E*TRADE Shares resulting from your acceptance of this Offer but:

(a)                                  breach of any of the Defeating Conditions entitles ANZ Online to rescind that contract by notice to you; and

(b)                                 non fulfilment of any of the Defeating Conditions at the end of the Offer Period will have the consequences set out in clause 5.6.

5.4                                Notice declaring Offer free of Defeating Conditions

Subject to the Corporations Act, ANZ Online may declare this Offer and any contract resulting from acceptance of this Offer free from any of the Defeating Conditions by giving written notice to E*TRADE Australia:

(a)                                  in the case of the Defeating Conditions in clause 5.1(f)(i), not later than three business days after the end of the Offer Period; and

(b)                                 in the case of all other Defeating Conditions, not less than seven days before the last day of the Offer Period.

5.5                                Notice publication date

The date for giving the notice on the status of the Defeating Conditions is 10 April 2007 (subject to extension in accordance with the Corporations Act if the Offer Period is extended under the Corporations Act).

5.6                                Contract void if Defeating Conditions not fulfilled

Your acceptance or the contract resulting from your acceptance of this Offer is void if:

(a)                                  at the end of the Offer Period any of the Defeating Conditions in clause 5.1 is not fulfilled; and

(b)                                 ANZ Online has not declared this Offer and any contract resulting from the acceptance of it free of that Defeating Condition in accordance with clause 5.4.

6.                                       PAYMENT OF CONSIDERATION

6.1                                When you will receive payment

Subject to this clause 6, if you accept this Offer ANZ Online will pay you the consideration for your E*TRADE Shares on or before the earlier of:

(a)                                  the day one month after you accept this Offer or, if this Offer is subject to a Defeating Condition when accepted, one month after the contract resulting from your acceptance becomes unconditional; and

(b)                                 the day 21 days after the end of the Offer Period.

6.2                                Transfer and Acceptance Form requires additional documents

Where documents are required to be given to ANZ Online with your acceptance to enable ANZ Online to become the holder of your E*TRADE Shares (such as a power of attorney):

(a)                                  if the documents are given with your acceptance, ANZ Online will pay you in accordance with clause 6.1;

(b)                                 if the documents are given after your acceptance and before the end of the Offer Period while the Offer is subject to a Defeating Condition, ANZ Online will pay you the consideration by the end of whichever of the following periods ends first:

(i)                                     one month after the contract resulting from your acceptance becomes unconditional; and

(ii)                                  21 days after the end of the Offer Period;

(c)                                  if the documents are given after your acceptance and before the end of the Offer Period while the Offer is no longer subject to a Defeating Condition, ANZ Online will pay you the consideration by the end of whichever of the following periods ends first:

(i)                                     one month after ANZ Online is given the documents; and

(ii)                                  21 days after the end of the Offer Period; or

(d)                                 if the documents are given after the end of the Offer Period, ANZ Online will pay you the consideration within 21 days after the documents are given.  However, if at the time ANZ Online is given the documents the contract resulting from acceptance of the Offer is still subject to a Defeating Condition in clause 5.1(f)(i), ANZ Online will pay you the consideration within 21 days after the contract becomes unconditional.

6.3                                ANZ Online may set off share scheme debts

If you owe a debt to E*TRADE Australia, or any other person, under the terms of an employee or director incentive scheme, ANZ Online may satisfy its obligations under this Offer by paying as much of the consideration as is required to discharge that debt to

E*TRADE Australia (or the other person to whom it is owed) and paying you any remaining consideration.

6.4                                Delivery of consideration

Subject to the Corporations Act, ANZ Online will send cheques for the cash payment due to you at your risk by pre-paid ordinary mail, or in the case of an address outside Australia by airmail, to the address shown in the Transfer and Acceptance Form.

6.5                                Return of documents

If this Offer does not become unconditional or any contract arising from this Offer is rescinded by ANZ Online on the grounds of a breach of a condition of that contract, ANZ Online will return by post to you at the address shown on the Transfer and Acceptance Form any Transfer and Acceptance Form and any other documents sent with it by you.

6.6                                Rights

If ANZ Online becomes entitled to any Rights as a result of your acceptance of this Offer, it may require you to give to ANZ Online all documents necessary to vest title to those Rights in ANZ Online.  If you do not give those documents to ANZ Online, or if you have received or are entitled to receive (or any previous holder of your E*TRADE Shares has received or is entitled to receive) the benefit of those Rights, ANZ Online may deduct the amount (or value as reasonably assessed by ANZ Online) of such Rights from any consideration otherwise payable to you.  If ANZ Online does not, or cannot, make such a deduction, you must pay that amount to ANZ Online.

6.7                                Clearances for offshore residents and others

(a)                                  If at the time you accept the Offer or any consideration would otherwise become payable to you as a result of your acceptance of this Offer:

(i)            any authority or clearance of the Reserve Bank of Australia or the Australian Tax Office is required for you to receive any consideration under this Offer; or

(ii)           you are resident of a place to which, or you are a person to whom, any other law of Australia or elsewhere would make it unlawful for ANZ Online to provide consideration for your E*TRADE Shares, then your acceptance of this Offer does not create or transfer to you any right to receive the consideration specified in this Offer unless and until you obtain all requisite authorities or clearances and your E*TRADE Shares are free from Encumbrances.  (See clause 16.8 of this Bidder’s Statement for information as to whether this restriction applies to you.)

(b)                                 If at the time you accept the Offer or any consideration would otherwise become payable to you as a result of your acceptance of this Offer, your E*TRADE Shares are subject to a notice of the kind described in paragraph (b) of the definition of “Encumbrance” (defined in clause 18), then the consideration to which you would otherwise be entitled will be dealt with as required by law, and payment of it to a person (including a Government Agency) in accordance with the law shall satisfy ANZ Online’s obligations under this Offer.

6.8                                Costs

ANZ Online will pay all costs and expenses of the preparation and circulation of the Offer payable on the transfer of any E*TRADE Shares to ANZ Online.

7.                                       OFFEREES

7.1                                Registered holders

ANZ Online is making an offer in the form of this Offer to each holder of E*TRADE Shares registered in the register of members of E*TRADE Australia at the Register Date.

7.2                                Transferees

This Offer extends to any person who is able during the Offer Period to give good title to a parcel of your E*TRADE Shares.  That person may accept as if an Offer on terms identical to this Offer had been made to them for those E*TRADE Shares.

7.3                                Trustees and nominees

If during the Offer Period and before you accept this Offer your E*TRADE Shares consist of two or more separate parcels within the meaning of section 653B of the Corporations Act (for example, because you are a trustee or nominee for several distinct beneficial owners), section 653B of the Corporations Act will apply so that:

(a)                                  ANZ Online is taken to have made a separate Offer to you for each separate parcel of E*TRADE Shares; and

(b)                                 acceptance by you of the Offer for any distinct parcel of E*TRADE Shares is ineffective unless:

(i)            you give ANZ Online notice in accordance with clause 7.4 stating that your E*TRADE Shares consist of separate parcels; and

(ii)           your acceptance specifies the number of E*TRADE Shares in each separate parcel to which the acceptance relates.

7.4                                Notices by Trustees and Nominees

The notice required under clause 7.3(b)(i):

(a)                                  if it relates to E*TRADE Shares not in a CHESS Holding, must be in writing; or

(b)                                 if it relates to E*TRADE Shares in a CHESS Holding, must be in an electronic form approved under the ASTC Settlement Rules for the purposes of Part 6.8 of the Corporations Act.

8.                                       VARIATION AND WITHDRAWAL OF OFFER

8.1                                Variation

ANZ Online may vary this Offer in accordance with the Corporations Act.

8.2                                Withdrawal

ANZ Online may withdraw this Offer with the written consent of ASIC and subject to the conditions (if any) which apply to that consent.

9.                                       GOVERNING LAW

This Offer and any contract resulting from acceptance of it is governed by the law in force in Victoria.

PART 5 – INFORMATION ABOUT ANZ, ITS INTENTIONS CONCERNING E*TRADE AUSTRALIA AND ITS SOURCES OF CASH CONSIDERATION

10.                                 IDENTITY OF ANZ

10.1                          ANZ Online

ANZ Online is a wholly-owned subsidiary of ANZ.  The directors of ANZ Online are:

(a)                                  Brian Hartzer

Mr Brian Hartzer is Group Managing Director of ANZ’s Personal Division, serving the bank’s retail and small business customer base in Australia and the Pacific.  Prior to this Mr Hartzer spent five years as Managing Director of ANZ’s Consumer Finance business across Australia, New Zealand and Asia.  He joined ANZ after 10 years with First Manhattan Consulting Group, a leading global strategic consulting firm to the financial services industry.

He is a Director of Metrobank Cards Corporation (Philippines) and the Visa International Asia Pacific Board, and Chairman of Save The Children Australia, the ANZ Staff Foundation and ANZ Diversity Council.

Mr Hartzer has a BA in European history and is also a Chartered Financial Analyst.

(b)                                 Stephen Green

Mr Stephen Green is the General Manager – Taxation at ANZ, a position that he has held since the early 1990s.  In this role, Mr Green has overall responsibility for the tax affairs of ANZ.

Mr Green joined Price Waterhouse (now PricewaterhouseCoopers) in 1970 and worked in both their Melbourne and London offices.  Mr Green joined ANZ in 1986.

In addition to being a Chartered Accountant, Mr Green is also a Fellow of the Taxation Institute of Australia and a Registered Tax Agent.

(c)                                  David Valentine

Mr David Valentine is the Group General Manager – Group Strategic Development at ANZ where he has had overall responsibility for ANZ’s mergers and acquisitions department since 1997.

Prior to joining Grindlays Bank in 1972 Mr Valentine worked for the UK Government and Samuel Montagu & Co Limited.

Major appointments held at Grindlays and ANZ include:  General Manager Grindlays Bank – France; Managing Director Group Administration, Grindlays Bank – London; General Manager Europe ANZ Bank; General Manager Private

Banking ANZ Bank; General Manager UK Treasury; Deputy Managing Director ANZ Grindlays Bank and General Manager UK ANZ Bank.

Mr Valentine holds a Bachelor of Arts (Oxon) in Philosophy, Politics and Economics and a Master of Science from the London Business School.

10.2                           ANZ

ANZ is one of four major Australian-based banking groups, and is headquartered in Melbourne.  As at 30 September 2006, ANZ was ranked third among Australian banking groups in terms of total assets ($336 billion), shareholders’ equity ($19.9 billion) and market capitalisation ($49 billion).

ANZ conducts its operations primarily in Australia and New Zealand (approximately 94% of ANZ’s total assets at 30 September 2006 were related to these operations). The remainder of ANZ’s operations are conducted across the Asian and Pacific regions, and in a number of other countries including the United Kingdom and the United States.  At 30 September 2006, ANZ had 1,265 branches and other points of representation worldwide and employed in excess of 32,000 people.

10.3                           Where to find further information about ANZ

Further information about ANZ can be found at www.anz.com.

In addition, information on ANZ can be found on ASX’s website at www.asx.com.au.

These websites do not form part of this Bidder’s Statement.

11.                                 REASONS FOR THE ACQUISITION

ANZ is E*TRADE Australia’s largest shareholder with a 34.2% shareholding accumulated as part of a strategic alliance formed between ANZ and E*TRADE Australia in 1999.  ANZ believes that E*TRADE Australia would benefit from additional management and operational expertise and support to consolidate and build on its recent growth.  ANZ can provide this.  A closer relationship through an increased shareholding in E*TRADE Australia is the logical next step.  The acquisition would further ANZ’s strategy to be a leader in personal financial services in Australia including accelerating growth in convenient and simple wealth management and investment services.

12.                                 ANZ’S INTENTIONS

12.1                          Overview

This clause 12 sets out ANZ’s current intentions in respect of the businesses, assets and employees of E*TRADE Australia.  These intentions are based on the facts and information concerning E*TRADE Australia which are known to ANZ at the date of this Bidder’s Statement.  ANZ’s intentions may change as new information becomes available to ANZ or circumstances change.

ANZ Online’s intentions are identical to the intentions of ANZ as set out in this clause.

12.2                          Compulsory acquisition

If ANZ Online becomes entitled to compulsorily acquire outstanding E*TRADE Shares under Part 6A of the Corporations Act, ANZ Online presently intends to proceed with compulsory acquisition of those E*TRADE Shares.  ANZ Online then intends to procure that E*TRADE Australia is removed from the official list of the ASX.

12.3                          Intentions for E*TRADE Australia as a wholly-owned subsidiary

The intentions of ANZ if E*TRADE Australia becomes a wholly-owned subsidiary of ANZ are set out in this clause 12.3.

ANZ intends to grow and enhance E*TRADE Australia’s business as part of ANZ’s broader personal wealth management and investments strategy.  Accordingly, ANZ intends to operate E*TRADE Australia as a discrete business stream within ANZ’s Personal Division.  ANZ intends that E*TRADE Australia will be headquartered in Sydney, at least in the medium term.

At the end of the Offer Period, ANZ will conduct a review of E*TRADE Australia’s assets, operations and strategy in light of the more detailed information then available to it, and will formulate more detailed plans at this time.  ANZ expects its review will focus on the risks and returns of each of E*TRADE Australia’s business streams and, in particular:

(a)                                  opportunities to offer an expanded product range to new and existing customers of E*TRADE Australia;

(b)                                 opportunities to enhance customer service levels, including through improving the infrastructure underlying E*TRADE Australia’s information technology platform; and

(c)                                  the most appropriate means of providing ANZ support for some E*TRADE Australia central functions such as human resources, finance, compliance and risk.

With the benefit of its planned internal review of E*TRADE Australia, ANZ will consider the best allocation of E*TRADE Australia and ANZ employees to continuing and new roles.  Given ANZ’s intention to enhance the product and service offering to E*TRADE Australia clients, ANZ expects opportunities will be presented for both E*TRADE Australia and ANZ staff.

ANZ expects that there will be few, if any, redundancies of E*TRADE Australia’s staff.  To the extent that redundancies occur and alternative roles cannot be found within ANZ’s wider operations, ANZ intends to ensure that the affected employees will receive benefits in accordance with their contractual and other legal entitlements.

12.4                          Intentions for E*TRADE Australia if it is controlled by ANZ

This clause 12.4 sets out ANZ’s intentions if, following the close of ANZ’s Offer, E*TRADE Australia becomes a controlled entity, but not a wholly-owned subsidiary, of ANZ.  In these circumstances, ANZ presently intends to:

(a)                                  replace members of the board of directors of E*TRADE Australia with nominees of ANZ, so that the number of ANZ’s nominees is at least proportionate to ANZ Group’s holding of E*TRADE Shares;

(b)                                 if appropriate and consistent with the ASX listing rules, consider seeking the delisting of E*TRADE Australia from the ASX;

(c)                                  through its nominees on the board of directors of E*TRADE Australia, consider an appropriate dividend policy for E*TRADE Australia; and

(d)                                 otherwise seek to implement, to the extent possible and appropriate, the intentions described in clause 12.3 above.

The extent to which ANZ will be able to implement these intentions will be subject to:

•                                          the law and the ASX listing rules, in particular in relation to related party transactions and conflicts of interests;

•                                          the legal obligations of the directors of E*TRADE Australia to act for proper purposes and in the best interests of E*TRADE Australia shareholders as a whole; and

•                                          the outcome of the strategic review referred to in clause 12.3 above.

Any transactions between members of the ANZ Group and the E*TRADE Australia Group required to effect those steps will be entered into on arm’s length terms.  ANZ will seek any necessary approval of other E*TRADE Australia shareholders, as required by law or the ASX listing rules, to implement these steps.

If ANZ becomes entitled at some later time to exercise general compulsory acquisition rights under the Corporations Act, it may exercise those rights.

12.5                          Other intentions

Subject to the above it is the present intention of ANZ, on the basis of the facts and information concerning E*TRADE Australia which are known to it and the existing circumstances affecting the business of E*TRADE Australia, that:

(a)                                  the business of E*TRADE Australia will otherwise be continued in substantially the same manner as it is presently being conducted;

(b)                                 no other major changes will be made to the business of E*TRADE Australia and there will not be any other redeployment of the fixed assets of E*TRADE Australia; and

(c)                                  the present employees of E*TRADE Australia will otherwise continue to be employed by E*TRADE Australia.

13.                                 SOURCES OF CASH CONSIDERATION

The total amount that ANZ Online would be required to pay for E*TRADE Shares if ANZ Online acquires all of the E*TRADE Shares in which it (or its associates) do not already have a relevant interest is $268 million.

ANZ Online will fund the cash consideration payable to E*TRADE Australia shareholders using cash provided to it by a member or members of the ANZ Group.  ANZ has unconditionally and irrevocably agreed with ANZ Online to ensure that sufficient funds are provided to ANZ Online to enable ANZ Online to meet its payment obligations under the Offer.  These funds will be sourced by ANZ from immediately available cash resources of ANZ.  ANZ’s immediately available cash resources are in excess of the amount required to fully fund the maximum amount of cash consideration that ANZ Online could be required to pay for E*TRADE Shares under the Offer.

PART 6 – AUSTRALIAN TAX CONSIDERATIONS

14.                                 TAXATION CONSIDERATIONS

14.1                          Australian tax implications for E*TRADE Australia shareholders

The following is a general description of the Australian income and capital gains tax consequences for E*TRADE Australia shareholders (other than temporary residents) on disposing of their E*TRADE Shares, in return for cash.

It is based upon taxation law and practice in effect at the date of this Bidder’s Statement.  It is not intended to be an authoritative or complete analysis of the taxation laws of Australia, as they apply to the specific circumstances of any particular shareholder.

You are advised to seek independent professional advice regarding the Australian tax consequences of disposing of your E*TRADE Shares according to your own particular circumstances.

14.2                          Shareholders who are Australian residents

(a)                                  Disposal of shares held as trading stock

If you hold your E*TRADE Shares as trading stock (e.g. as a share trader), you will be required to include the value of the consideration from the disposal of your E*TRADE Shares (i.e. the cash received) in your assessable income.

(b)                                 Disposal of shares otherwise held on revenue account

If you hold your E*TRADE Shares in the ordinary course of a business, or as part of another profit-making arrangement, such that the shares are held on revenue account but not as trading stock (e.g. banks, insurance companies and some investment companies), you will be required to treat any gain or loss arising on the disposal of your E*TRADE Shares as either assessable income or an allowable deduction.

The gain or loss will be calculated as the difference between:

(i)            the value of the consideration (the cash received); and

(ii)           the cost of acquiring your E*TRADE Shares (or other appropriate value where the shares are trading stock).

A deductible loss may be used to offset other assessable income, including net capital gains, derived in the same or subsequent years of income (subject to satisfying certain conditions) but cannot be carried back to offset assessable income, including net capital gains, derived in earlier income years.

(c)                                  Disposal of shares held as capital investments

The disposal of E*TRADE Shares which were acquired or deemed to have been acquired on or after 20 September 1985 and which are held as capital investments, will generally have Australian capital gains tax (CGT) implications.  The disposal of such E*TRADE Shares pursuant to acceptance of the Offer will constitute a CGT event for CGT purposes.

The CGT implications of a disposal of your E*TRADE Shares will depend upon a number of factors, including:

•                                          the date your E*TRADE Shares were acquired;

•                                          your taxpayer status; and

•                                          the length of time you have held your E*TRADE Shares.

(i)                                     Shares acquired before 11:45am on 21 September 1999

If your E*TRADE Shares were acquired on or after 20 September 1985 a capital gain or loss will arise depending on the difference between:

•                                          the value of the capital proceeds (the cash received); and

•                                          the cost base of the E*TRADE Shares (which would generally include the amount paid to acquire the shares plus any incidental costs of acquisition, e.g. brokerage fees).

If your E*TRADE Shares were acquired before 11:45am by legal time in the Australian Capital Territory (ACT time) on 21 September 1999, for the purpose of calculating a capital gain (but not a capital loss), you may choose that the cost base of those shares be indexed for inflation to the September quarter of 1999 (which would only be of any practical effect if the shares were acquired before 1 July 1999).

Alternatively, provided you have held your E*TRADE Shares for at least one year, and do not choose to apply indexation, the discount capital gain provisions may apply.  This means that:

•                                          if you are an individual, only one-half of the capital gain (without any allowance for indexation for inflation in the cost base of the shares) will be taxable;

•                                          if you are a complying superannuation entity, only two-thirds of the capital gain (without any allowance for indexation for inflation in the cost base of the shares) will be taxable; or

•                                          if you are the trustee of a trust, the discount capital gains provisions may also apply to a distribution of the capital gain to beneficiaries in the trust (other than beneficiaries that are companies).

Note that the discount capital gain provisions do not apply to shareholders and trust beneficiaries that are companies.

The “choice” to apply indexation rather than the discount capital gain provisions must be made by you on or before the day you lodge your income tax return for the income year in which the disposal occurs.

A capital loss may be used to offset capital gains derived in the same or subsequent years of income (subject to satisfying certain conditions) but cannot be offset against ordinary income, nor carried back to offset net capital gains arising in earlier income years.

If you choose to use the discount capital gain method, any available capital loss will be applied to reduce the realised nominal gain before discounting the resulting net amount (to the extent that it does not exceed the discount capital gain) by either one-half or one-third (as applicable) to calculate the assessable capital gain.  Alternatively, if you choose the indexation option, capital losses are applied after calculating the capital gain using the indexed cost base.

(ii)                                  Shares acquired after 11:45am on 21 September 1999

If you acquired your E*TRADE Shares after 11:45 am (ACT time) on 21 September 1999 you will not be entitled to choose indexation of the cost base when calculating any capital gain on disposal.

If you are an individual, trust or complying superannuation entity that has held your E*TRADE Shares for 12 months or longer at the time the Offer is accepted, the discount capital gain provisions described above will automatically apply in calculating any capital gain on disposal.

As explained above, any available capital loss will be applied to reduce the realised nominal gain before discounting the resulting net amount (to the extent that it does not exceed the discount capital gain) by either one-half or one-third (as applicable) to calculate the assessable capital gain.

If your E*TRADE Shares have been held for less than 12 months or you are in another category of shareholder (for example, a company), the discount capital gain method is not available.  A capital gain on the shares, being any excess of the value of the capital proceeds over the unindexed cost base of the shares, will be assessable in full.

(iii)                               Shares acquired before 20 September 1985

There should be no CGT implications arising on disposal of your E*TRADE Shares, where they were held as capital investments and acquired, or deemed to have been acquired, before 20 September 1985 and are not deemed to have been acquired on or after that date.

14.3                          Shareholders who are not Australian residents

(a)                                  Disposal of shares held as trading stock or otherwise on revenue account

Non residents who hold their E*TRADE Shares as trading stock, or otherwise on revenue account, should seek their own professional advice, as the Australian taxation treatment may depend on the source of any gain and whether a double tax agreement exists between their country of residence and Australia.

(b)                                 Disposal of shares held as capital investments

If you are a non-resident of Australia and hold your E*TRADE Shares as capital investments you will only have a taxable capital gain or capital loss in Australia if you have used your E*TRADE Shares at any time in carrying on business through an Australian permanent establishment.

If you are a resident of a country with which Australia has a double tax agreement, you should seek your own professional advice as to the impact of the agreement on any Australian tax liability.

14.4                          Shareholders who are participants in employee share or option plans

The Australian tax implications for participants in E*TRADE Australia’s employee share plans may be different from those for other holders of E*TRADE Shares.  Each participant in such a plan should seek specific tax advice in relation to the Offer.

14.5                          GST

No GST should generally be payable in respect of the transfer of E*TRADE Shares.

There may be an indirect GST cost in relation to taxable supplies related to the Offer (for example legal and other adviser fees paid to obtain advice on whether to accept the Offer).

PART 7 – ADDITIONAL INFORMATION

15.                                 INFORMATION ON SECURITIES IN E*TRADE AUSTRALIA

15.1                          Capital structure of E*TRADE Australia

According to documents lodged by E*TRADE Australia with ASX as at the date this Bidder’s Statement is lodged with ASIC, the total number of securities in E*TRADE Australia is 100,451,929 E*TRADE Shares.

15.2                          ANZ Online relevant interest in E*TRADE Australia securities

The number of securities in which ANZ Online had a relevant interest, as at the dates specified, is shown below:

	At date of this Bidder’s Statement		At date first Offer is sent

E*TRADE Shares	34,392,645	*	34,392,645*

* This includes a relevant interest in 42,000 E*TRADE Shares which are held by ANZ Executors & Trustee Company Limited, a subsidiary of ANZ, as a co-trustee of an estate.  Neither ANZ nor any subsidiary of it is a beneficiary of the estate.

15.3                          ANZ Online’s voting power in E*TRADE Australia

ANZ Online’s voting power in E*TRADE Australia, as at the dates specified, is shown below:

	At date of this Bidder’s Statement		At date first Offer is sent

Voting power in E*TRADE Australia	34,392,645	*	34,392,645*

* This includes a relevant interest in 42,000 E*TRADE Shares which are held by ANZ Executors & Trustee Company Limited, a subsidiary of ANZ, as a co-trustee of an estate.  Neither ANZ nor any subsidiary of it is a beneficiary of the estate.

15.4                          Acquisition by ANZ Online of E*TRADE Shares during previous 4 months

Neither ANZ Online nor any associate of ANZ Online has provided, or agreed to provide, consideration for an E*TRADE Australia Share under a purchase or agreement during the four months before the date of this Bidder’s Statement or in the period commencing on the date of this Bidder’s Statement and ending on the date of the Offer.

15.5                          Inducing benefits given by ANZ Online during previous 4 months

Neither ANZ Online nor any associate of ANZ Online, gave, or offered to give or agreed to give, during four months before the date of this Bidder’s Statement or in the period commencing on the date of this Bidder’s Statement and ending on the date of the Offer a benefit to another person that is not available under ANZ’s Offer and was likely to induce the other person, or an associate of the other person, to:

(a)                                  accept an Offer; or

(b)                                 dispose of E*TRADE Shares.

16.                                 OTHER MATERIAL INFORMATION

16.1                          Defeating Conditions

The conditions of the Offer are set out in clause 5.1.  Further information on some of these conditions is set out below.

(a)                                  Minimum acceptance condition

The Offer is subject to a 90% minimum acceptance condition (see paragraph (a) of clause 5.1).  ANZ Online will not waive this condition unless it considers that it is in ANZ’s best interests to do so at the relevant time.

(b)                                 No adverse regulatory action

The Offer is subject to certain regulatory action not being taken (see paragraph (b) of clause 5.1).

ANZ Online is not presently aware of any particular regulatory action which has triggered or may trigger the condition in clause 5.1(b).

(c)                                  E*TRADE Licence

Under the E*TRADE Licence, both E*TRADE Australia and E*TRADE Financial Corporation have the right to terminate the E*TRADE Licence, without cause, on three months’ notice and payment of a termination fee of US$5 million.  Given ANZ’s intention to continue E*TRADE Australia’s business in Australia under that name, the Offer is subject to E*TRADE Financial Corporation not exercising, and waiving, its right to terminate the E*TRADE Licence without cause (see paragraph (c) of clause 5.1).

(d)                                 No material acquisitions, disposals or changes

The Offer is subject to there being no material acquisitions, disposals or changes in the conduct of E*TRADE Australia’s business (see paragraphs (d) and (e) of clause 5.1).  Any such acquisitions, disposals or new commitments by E*TRADE Australia or any of its subsidiaries would potentially frustrate the Offer and deny E*TRADE Australia shareholders the opportunity to participate in the benefits accruing to them under the Offer.

E*TRADE Australia is in the best position to advise its shareholders whether or not this condition and other conditions regarding changes in the business of E*TRADE Australia (see paragraphs (d), (e) and (f) of clause 5.1) will be satisfied.

(e)                                  Stock market decline

The Offer is subject to the S&P/ASX 200 Industrials (Sector) Index not closing below 5,855 on any three or more consecutive trading days during the period to the end of the Offer period (see paragraph (g) of clause 5.1).  On the day before the date of this Bidder’s Statement the S&P/ASX 200 Industrials (Sector) Index closed at 6,499.  The lowest level at which that Index has closed in the 12 months preceding the date of this Bidder’s Statement is 5,122 on 10 August 2006.

16.2                           Due Diligence on E*TRADE Australia

For the purpose of confirming its assessment of whether or not to offer to acquire all of the E*TRADE Shares, ANZ was given access by E*TRADE Australia to certain information concerning the E*TRADE Australia Group which has not been disclosed generally to E*TRADE Australia shareholders.  Except as disclosed in this Bidder’s Statement, none of the information to which ANZ was given access is, in the opinion of ANZ Online:

(a)                                  of such a nature and quality that, if the information was generally available, a reasonable person would expect it to have a material effect on the price or value of E*TRADE Shares; or

(b)                                 otherwise material to a decision by an E*TRADE Australia shareholder whether or not to accept the Offer.

16.3                           Bid Facilitation Agreement

ANZ entered into a Bid Facilitation Agreement with E*TRADE Australia dated 19 February 2007.

(a)                                  ANZ Bid

Under the Bid Facilitation Agreement, ANZ agreed to make, or procure that a wholly-owned subsidiary made, a takeover bid to E*TRADE Australia shareholders on certain agreed terms (the Bid).

The agreement sets out the conditions of the Bid, being those set out in clause 5 of this Bidder’s Statement.

(b)                                 Bid Conditions

Under the Bid Facilitation Agreement, E*TRADE Australia has agreed not to do (or omit to do) anything which will, or is likely to, result in any of the conditions of the Bid being breached.  Nothing in this obligation prevents E*TRADE Australia or the E*TRADE Australia board of directors from taking, or failing to take, action where to do otherwise would, in the reasonable opinion of the E*TRADE Australia board, constitute a breach of duties of the directors of E*TRADE Australia.

(c)                                  No solicitation

Under the Bid Facilitation Agreement, E*TRADE Australia has agreed that it must not and must ensure that its employees, officers and (to the extent it is reasonably able to influence them) its associates do not, and E*TRADE Australia must not require or request any adviser or agent, to directly or indirectly solicit or initiate any inquiries, proposals or discussions regarding any Competing Proposal (whether from a person with whom E*TRADE Australia has previously been in discussions or not).

A Competing Proposal is any proposal (including a scheme of arrangement) or offer that would if completed substantially in accordance with its terms, result in:

(i)                                     any person other than ANZ acquiring:

(A)                              control of E*TRADE Australia;

(B)                                an interest in all or a material part of the assets or business of E*TRADE Australia;

(C)                                a relevant interest in more than 10% of the voting shares in E*TRADE Australia; or

(ii)                                  E*TRADE Australia and another person forming a joint venture with respect to E*TRADE Australia’s business (or a material part of it), or merging their businesses, or operating under a dual listed company, or similar structure.

Under the Bid Facilitation Agreement, E*TRADE Australia agreed to cease any existing discussions or negotiations with any third party relating to any Competing Proposal or any transaction that may reduce the likelihood of the success of the Bid.

E*TRADE Australia also agreed to immediately notify ANZ of any genuine and realistic approach or attempt to initiate discussions or negotiations regarding a Competing Proposal.  The notice must include the identity of the relevant third party and details of the Competing Proposal.

To the extent it is entitled to do so, E*TRADE Australia has agreed to immediately require the return of all confidential information provided to third parties (other than ANZ) as part of any past solicitation of Competing Proposals.

These obligations cease where ANZ (or a subsidiary of ANZ) fails to make the Bid, ANZ (or a subsidiary of ANZ) withdraws the Bid after the Bid is made, or the Bid closes.

16.4                           Announcement of ANZ’s Offer

In accordance with the Bid Facilitation Agreement, by an announcement to the ASX on 19 February 2007, ANZ announced its intention to make a cash takeover offer for E*TRADE Australia of $4.05 per E*TRADE Share for the 65.8% of E*TRADE Australia’s issued capital that ANZ does not own.  On the same date, E*TRADE Australia also announced to ASX that it had reached an agreement with ANZ on a cash offer of $4.05 per share for the 65.8% of E*TRADE Australia’s issued capital that ANZ does not own.  The E*TRADE Australia announcement said that:

•                                          a committee of independent directors comprising Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork was established to consider ANZ’s Offer and unanimously recommend that E*TRADE Australia shareholders accept the offer in the absence of a superior proposal and subject to an independent expert concluding that the offer is fair and reasonable; and

•                                          the independent directors will accept the offer for their own E*TRADE Australia shareholdings subject to the above.

16.5                           ASX/ACH Consents

Both the ANZ Group and the E*TRADE Australia Group include members who are ASX market participants and participants of the ACH clearing facility.  Under ASX Market Rules, a company admitted as an ASX market participant must not become a related body corporate of another such participant without the consent of ASX.  Likewise, under the ACH Clearing Rules, a company admitted as a participant of the ACH clearing facility must not become a related body corporate of another such participant without the consent of ACH.

ASX and ACH have given the necessary consents under ASX Market Rules and ACH Clearing Rules.

16.6                           Publicly available information

E*TRADE Australia is listed on ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and the ASX listing rules.  For information about the financial position and affairs of E*TRADE Australia, E*TRADE Australia shareholders are referred to the announcements that have been made to ASX in relation to E*TRADE Australia.  E*TRADE Australia’s annual report for the year ended 30 June 2006 was given to ASX on 29 September 2006 and sent to E*TRADE Australia shareholders on or about 13 October 2006.  E*TRADE Australia’s results for the half-year ended 31 December 2006 were announced to ASX on 26 February 2007 by E*TRADE Australia.

The announcements made to ASX in relation to E*TRADE Australia since 30 June 2006 to the day before the date of this Bidder’s Statement are listed in the table below:

Date given to ASX	Description/title of announcement

3 July 2006	Completion of acquisition of HSBC Stockbroking
20 July 2006	Signs Outsourcing Stockbroking Agreement with St George
8 August 2006	FY06 Earnings Update
16 August 2006	Appendix 3B - Exercise of staff options
21 August 2006	Preliminary Final Report
21 August 2006	Results Announcement for the Year Ended 30 June 2006
21 August 2006	Year ended 30 June 2006 Analyst Slides

23 August 2006	Appendix 3B - New Issue Announcement
25 August 2006	Appendix 3B - New Issue Announcement
21 September 2006	Change of Director’s Interest Notice
29 September 2006	2006 Annual Report
13 October 2006	2006 Annual Report
13 October 2006	Notice of 2006 Annual General Meeting and proxy form
25 October 2006	Finalisation of ATO Audit
16 November 2006	AGM Chairman & CEO addresses
16 November 2006	Results of the Annual General Meeting
21 November 2006	Change in substantial holding (Caledonia Investments Pty Ltd and associates)
12 December 2006	Share Issue to CEO (and related Appendix 3B and Change of Director’s Interest Notice)
11 January 2007	Unaudited EBITDA & HSBC Integration Update
15 January 2007	CEO Contract (announcement to the effect that the option to extend Mr Spork’s employment contract as Chief Executive Officer beyond 30 June 2007 would not be exercised)
25 January 2007	Ceasing to be a substantial holder (Goldman Sachs JBWere Group Holdings and certain associated entities)
25 January 2007	Ceasing to be a substantial holder (Goldman Sachs Inc. and subsidiaries)
19 February 2007	Recommended cash takeover for E*TRADE Australia from ANZ (announcement by ANZ)
19 February 2007	ANZ Recommended Cash Offer for E*TRADE Australia (announcement by E*TRADE Australia)
21 February 2007	Change in substantial holding (Caledonia Investments Pty Ltd and associates)
26 February 2007	Half Yearly Report/Half Yearly Accounts
26 February 2007	Half year results announcement

Copies of these announcements are available from ASX at www.asx.com.au.  Neither ASX’s website nor the information contained in or accessible from it forms part of this Bidder’s Statement.

16.7         Employee share plans

E*TRADE Australia operates or has operated a number of employee share schemes involving the provision of E*TRADE Shares to its employees.  ANZ Online understands that the rules of these schemes may restrict participants from accepting the Offer for E*TRADE Shares which were acquired under the scheme.  E*TRADE Australia is in the best position to advise participants in its employee shares schemes whether they will be able to accept the Offer in respect of E*TRADE Shares which are subject to these schemes.  ANZ Online expects that E*TRADE Australia will provide participants with additional information in relation to these matters in its target’s statement in response to the Takeover Bid or other documentation.  These participants should refer to these materials before deciding how to deal with their E*TRADE Shares.

16.8                          Approvals for payment of consideration

ANZ Online is not aware of any E*TRADE Australia shareholder who requires any approval referred to in clause 6.7 in order to be entitled to receive any consideration under the Offer.

(a)                                  Banking (Foreign Exchange) Regulations 1959 (Cth)

The Banking (Foreign Exchange) Regulations 1959 (Cth) may impose restrictions on certain financial transactions and require the consent of the Reserve Bank of Australia for the movement of funds into and out of Australia.  Based on ANZ Online’s searches as at the date of this Bidder’s Statement, restrictions currently apply if funds are to be paid to, or received from:

(i)                                     supporters of the former government of the Federal Republic of Yugoslavia;

(ii)                                  ministers and senior officials of the Government of Zimbabwe; and

(iii)                               certain entities associated with the Democratic People’s Republic of Korea (North Korea).

(b)                                 Other Commonwealth legislation

The Charter of the United Nations (Terrorism and Dealing with Assets) Act 2002 (Cth) (UN Charter Act) prohibits, among other things, the provision of funds, other financial assets or economic resources to persons referred to in regulations made under the UN Charter Act.  These persons include the Taliban, Osama bin Laden (also known as Usama bin Laden), a member of the Al-Qaida organisation (also known as the Al-Qaeda organisation), and any person named on the list maintained pursuant to paragraph 2 of Resolution 1390 of the Security Council of the United Nations.

The Charter of the United Nations (Sanctions – Iraq) Regulations 2006 (formerly called the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003) (Cth) apply in respect of the following persons:

(i)                                     members of the previous government of Iraq;

(ii)                                  senior officials of the previous government of Iraq and their immediate families; and

(iii)          any entity owned or controlled, directly or indirectly, by one of the parties in (i) or (ii) above, or by any person acting at the direction of one of those parties.

Restrictions also exist relating to certain persons or entities associated with the Cote d’Ivoire, the Democratic People’s Republic of Korea, the Democratic Republic of the Congo, Iran, Liberia and Sudan.

Transactions with assets of such persons (including, if relevant, E*TRADE Shares) require Ministerial approval.

16.9                          No other material information

Except as set out in this Bidder’s Statement, there is no information material to the making of a decision by an offeree whether or not to accept the Offer, being information that is known to ANZ Online and has not previously been disclosed to the holders of E*TRADE Shares.

17.                                 OTHER MATTERS

17.1                          Consents

This Bidder’s Statement contains statements made by, or statements said to be based on statements made by, ANZ.  ANZ has consented to the inclusion of such statements in the form and context in which they appear and has not withdrawn that consent as at the date of this Bidder’s Statement.

This Bidder’s Statement also includes or is accompanied by statements which are made in or based on statements made in documents lodged with ASIC or on the company announcement platform of ASX.  Under the terms of ASIC class order 01/1543, the parties making those statements are not required to consent to, and have not consented to, the inclusion of those statements in this Bidder’s Statement.  If you would like to receive a copy of any of these documents please contact ANZ’s Offer Information line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between 9:00am and 5:00pm (Melbourne time), Monday to Friday, and you will be sent copies free of charge.

17.2                          Modifications to and exemptions from the Corporations Act

ANZ Online has not obtained from ASIC any modifications to, or exemptions from, the Corporations Act in relation to the Offers.  However, ASIC has published various instruments providing for modifications and exemptions that apply generally to all persons, including ANZ Online.

PART 8 – DEFINITIONS AND INTERPRETATION

18.                                 DEFINITIONS

The following definitions apply in interpreting this Bidder’s Statement and the Transfer and Acceptance Form, except where the context makes it clear that a definition is not intended to apply:

ACCC means the Australian Competition and Consumer Commission.

ACH means Australian Clearing House Pty Ltd ABN 48 001 314 503.

Announcement Date means 19 February 2007.

ANZ means Australia and New Zealand Banking Group Limited (ABN 11 005 357 522).

ANZ Group means ANZ and its subsidiaries.

ANZ Online means ANZ Online Holdings Pty Limited (ACN 124 093 625).

ASIC means the Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Limited.

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC.

ASX means ASX Limited.

Bidder’s Statement means this document, being the statement made by ANZ Online under Part 6.5 Division 2 of the Corporations Act relating to the Takeover Bid.

CHESS means the Clearing House Electronic Subregister System operated by ASTC, which provides for the electronic transfer, settlement and registration of securities.

CHESS Holding means a holding of shares on the CHESS Subregister of E*TRADE Australia.

CHESS Subregister has the meaning set out in the ASTC Settlement Rules.

Controlling Participant has the meaning set out in the ASTC Settlement Rules.

Corporations Act means the Corporations Act 2001 (Cth).

Defeating Condition means each condition set out in clause 5.1 of this Bidder’s Statement.

Encumbrance means:

(a)                                  a mortgage, charge, pledge, lien, hypothecation or a title retention arrangement;

(b)                                 a notice under section 255 of the Income Tax Assessment Act 1936 (Cth), subdivision 260-A in schedule 1 to the Taxation Administration Act 1953 (Cth) or any similar legislation;

(c)                                  any other interest in or right over property (including a right to set off or withhold payment of a deposit or other money);

(d)                                 any other thing that prevents, restricts or delays the exercise of a right over property, the use of property or the registration of an interest in or dealing with property; and

(e)                                  an agreement to create anything referred to above or to allow any of them to exist.

E*TRADE Australia means ETRADE Australia Limited (ABN 12 003 042 082).

E*TRADE Australia Group means E*TRADE Australia and its subsidiaries.

E*TRADE Independent Directors means the following directors of E*TRADE Australia: Kerry Roxburgh, Jim Dominguez, Ian Hunter and Brett Spork.

E*TRADE Licence means the Services and License Agreement dated 1 January 2002 between E*TRADE Financial Corporation (formerly E*TRADE Group Inc.), ETRADE Australia Securities Limited and ETRADE Australia Limited.

E*TRADE Shares means fully paid ordinary shares in E*TRADE Australia.

Foreign Law means a law of a jurisdiction other than an Australian jurisdiction.

Issuer Sponsored Holding has the meaning given in the ASTC Settlement Rules.

GST has the same meaning as in A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Offer means the offer as set out in Part 4 of this Bidder’s Statement (or, if the context so requires, Part 4 of this Bidder’s Statement itself) and includes a reference to that offer as varied in accordance with the Corporations Act.

Offer Period means the period referred to in clause 2 of this Bidder’s Statement.

Offers or ANZ’s Offer means the off-market takeover bid constituted by the Offer and each of the other offers made in the same terms for E*TRADE Shares and includes a reference to those offers as varied in accordance with the Corporations Act.

Public Authority means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including the ACCC (but excluding the Takeovers Panel, ASIC and any court that hears or determines proceedings under section 657G or proceedings commenced by a person specified in section 659B(1) of the Corporations Act in relation to ANZ’s Offer).  It also includes any self-regulatory organisation established under statute or any stock exchange.

Register Date means 7:00p.m. Melbourne time on 6 March 2007, being the date set by ANZ Online under section 633(2) of the Corporations Act.

Rights means all accretions and rights attaching to E*TRADE Shares after the Announcement Date (including all rights to receive dividends and other distributions declared or paid and to receive or subscribe for shares, notes or options issued by E*TRADE Australia).

Takeover Bid means the takeover bid constituted by the Offers.

Takeover Transferee Holdings means the CHESS Holding to which E*TRADE Shares are to be transferred after acceptance of the Offer.

Transfer and Acceptance Form means the form with that title that accompanies this Bidder’s Statement.

VWAP means volume weighted average price.

your E*TRADE Shares means, subject to clause 7, the E*TRADE Shares:

(a)                                  of which you are registered or entitled to be registered as the holder in the register of members of E*TRADE Australia at the Register Date; and

(b)                                 any other E*TRADE Shares, to which you are able to give good title at the time you accept this Offer.

19.                                 INTERPRETATION

(a)                                  Words and phrases which are defined by the Corporations Act have the same meaning in this Bidder’s Statement and the Transfer and Acceptance Form and, if a special meaning is given for the purposes of Chapter 6 or 6A or a provision of Chapter 6 or 6A of the Corporations Act, have that special meaning.

(b)                                 Headings are for convenience only, and do not affect interpretation.

(c)                                  The following rules also apply in interpreting this Bidder’s Statement and the Transfer and Acceptance Form, except where the context makes it clear that a rule is not intended to apply:

(i)                                     a singular word includes the plural, and vice versa;

(ii)                                  a word which suggests a gender includes the other genders;

(iii)                               if a word is defined, another part of speech has a corresponding meaning;

(iv)          unless otherwise stated references in this Bidder’s Statement to Parts, clauses, paragraphs and sub-paragraphs are to Parts, clauses, paragraphs and sub-paragraphs of this Bidder’s Statement;

(v)           a reference to a person includes a body corporate; and

(vi)          a reference to $ is to the lawful currency in Australia.

DATED  2 March 2007

A copy of this Bidder’s Statement that is to be lodged with ASIC has been approved by a resolution passed by the directors of ANZ Online.

SIGNED on behalf of ANZ Online Holdings Pty Limited

/s/ BRIAN HARTZER
Director

[inside back cover]

CORPORATE DIRECTORY

Registered Offices of	Legal Adviser
ANZ and ANZ Online	Blake Dawson Waldron
Level 6	Level 39
100 Queen Street	101 Collins Street
Melbourne Vic 3000	Melbourne Vic 3000

Financial Adviser	ANZ’s Offer Information Line
Carnegie, Wylie & Company Pty Limited	From within Australia:	1300 301 126
Level 33	From outside Australia:	+612 9936 1977
101 Collins Street	(As required by the Corporations Act, all calls will
Melbourne Vic 3000	be recorded, indexed and stored)

CORPORATIONS ACT 2001 (Cth)
SECTION 633(1), ITEMS 7,8 and 9

NOTICE THAT TAKEOVER OFFERS

HAVE BEEN SENT TO SHAREHOLDERS

To: ETRADE Australia Limited
Australian Securities and Investments Commission
ASX Limited

TAKE NOTICE that the bidder’s statement given to ETRADE Australia Limited (E*TRADE) by ANZ Online Holdings Pty Limited (ANZ Online) on 2 March 2007, containing an offer by ANZ Online for all of the ordinary shares in E*TRADE, has today been sent as required by item 6 of section 633(1) of the Corporations Act 2001 (Cth), together with the additional information required by ASIC class order 01/1543. The offer is dated 14 March 2007.

A copy of the bidder’s statement containing the offer as so sent is attached to this notice.

DATED 14 March 2007

Director ANZ Online Holdings Pty Limited (ACN 124 093 625)